Exhibit 99.1

Yalla Group Limited Responds to Short Attack Reports

DUBAI, UAE, May 19, 2021 /PRNewswire/ — Yalla Group Limited (“Yalla” or the “Company”) (NYSE: YALA), the leading voice-centric social networking and entertainment platform in the Middle East and North Africa (MENA), today announced that it became aware of certain short attack reports that contain numerous errors and distorted, misleading and unsubstantiated claims regarding the Company. The Company firmly denies any allegation or claim suggesting that the Company did not provide true and accurate public disclosure about its business and financial performance. The Company stands firmly by the accuracy and appropriateness of its audited financial statements and other public disclosure filed with the Securities and Exchange Commission and otherwise publicly disclosed to its investors.

The Company believes these short attacks were purposefully designed to manipulate the price of the Company’s shares, with the aim of causing a stock price decline in order to economically benefit the short sellers, to the detriment of the Company’s public shareholders. These short attack reports also illustrated their authors’ lack of understanding of the Company’s business model and the feelings and sentiments of the Company’s user community. Yalla will consider any necessary and appropriate course of action to protect the interest of the Company and all of its shareholders, as well as its users, employees and other stakeholders.

The Company emphasizes that it has always been and will remain committed to maintaining high standards of corporate governance and internal control, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange.

About Yalla Group Limited

Yalla Group Limited is the leading voice-centric social networking and entertainment platform in the Middle East and Northern Africa (MENA). The Company’s flagship mobile application, Yalla, is specifically tailored for the people and local cultures of the region and primarily features Yalla rooms, a mirrored online version of the majlis or cafés where people spend their leisure time in casual chats. Voice chats are more suitable to the cultural norms in MENA compared to video chats. The Company strives to maintain users’ equal status on its platform, thereby encouraging all users to freely communicate and interact with each other. The Company also operates Yalla Ludo, a mobile application featuring online versions of board games that are highly popular in MENA, such as Ludo and Domino. In-game real-time chats and Ludo chat room functions are popular social networking features among users. Through close attention to detail and localized appeal that deeply resonates with users, Yalla’s mobile applications deliver a seamless user experience that fosters a loyal sense of belonging, creating a highly devoted and engaged user community.

For more information, please visit: http://ir.yallatech.ae/

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about Yalla Group Limited’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Yalla Group Limited’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yalla Group Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yalla Group Limited

Investor Relations

Kerry Gao – IR Director

Tel: +86-571-8980-7962

Email: ir@yallatech.ae

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: yalla@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: yalla@tpg-ir.com

SOURCE Yalla Group Limited

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